Exhibit 99.2

                                                                  NASDAQ: APM

Aptorum Group Limited Announces Repurchase of USD13,500,000 outstanding Convertible Bonds Due 2019

HONG KONG, April 24, 2019

Aptorum Group Limited (NASDAQ: APM) (“Aptorum” or the “Company”), a pharmaceutical company focused on the development and commercialization of therapeutic and diagnostic technologies to tackle unmet medical needs, announced today that the Company, in a privately-negotiated transaction, repurchased all outstanding US$13,500,000 in aggregate principal amount of the 8.00 per cent. convertible bonds due 2019 (“Convertible Bonds”) from Peace Range Limited, a wholly owned subsidiary of Adamas Ping An Opportunities Fund LP, together with certain subscription right to subscribe up to the principal amount of the Bond at a US$12.17 (subject to adjustment) on or before December 17, 2019 (“Subscription Right”).

The total consideration of the repurchase of the Convertible Bonds and the Subscription Right was US$13.6 million in cash, excluding accrued interest. The repurchase of the Convertible Bonds and Subscription Right was executed by Aptorum Investment Holding Limited, a wholly owned subsidiary of Aptorum Group Limited. Pursuant to the repurchase, Aptorum Group would not have any outstanding group liabilities in respect of the Convertible Bonds or Subscription Right.

About Aptorum Group Limited

Aptorum is a pharmaceutical company dedicated to developing and commercializing a broad range of therapeutic and diagnostic technologies to tackle unmet medical needs. Aptorum is pursuing therapeutic and diagnostic projects in neurology, infectious diseases, gastroenterology, oncology and other disease areas; on the other hand, it also houses projects focused on non-therapeutic areas such as surgical robotics as well as the operations of its medical clinic in Hong Kong, Talem Medical, with the initial focus on treatment of chronic diseases resulting from modern sedentary lifestyles and aging population.

For more information about the Company, please visit www.aptorumgroup.com.

Forward-Looking Statements

This press release includes statements concerning Aptorum Group Limited and its future expectations, plans and prospects that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these terms or other similar expressions. Aptorum has based these forward-looking statements largely on its current expectations and projections about future events and trends that it believes may affect its business, financial condition and results of operations.

These forward-looking statements speak only as of the date of this press release and are subject to a number of risks, uncertainties and assumptions including, without limitation, risks related to its announced management and organizational changes, the continued service and availability of key personnel, its ability to expand its product assortments by offering additional products for additional consumer segments, Aptorum Group Limited’s anticipated growth strategies, anticipated trends and challenges in its business, and its expectations regarding, and the stability of, its supply chain, and the risks. These are disclosed in Aptorum Group Limited’s reports filed from time to time with the Securities and Exchange Commission, including its most recent Form 20-F and any subsequent filings, available at www.sec.gov. Readers are urged not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Aptorum does not intend to update any forward-looking statement contained in this press release to reflect events or circumstances arising after the date hereof.

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, and it does not constitute an offering prospectus within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Investors must rely on their own evaluation of Aptorum Group Limited and its securities, including the merits and risks involved. Nothing contained herein is or shall be relied on as, a promise or representation as to the future performance of Aptorum Group Limited.

Enquiries:

Investor Contact:

Tel: +852 2117 6611

Email: investor.relations@aptorumgroup.com

Media Contact:

Tel: + 852 2117 6611

Email: info@aptorumgroup.com

17/F Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong 香港干諾道中148號粵海投資大廈17樓

T: (852) 2117 6611 ● F: (852) 2850 7286 ● www.aptorumgroup.com